iSpecimen Inc.

450 Bedford Street

Lexington, MA 02420

VIA EDGAR

April 1, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Aamira Chaudhry

Re:        iSpecimen Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 20, 2021

File No. 333-250198

Dear Ms. Chaudhry:

iSpecimen, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 1, 2021, regarding Amendment No. 2 to Registration Statement on Form S-1 submitted to the Commission on January 20, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Executive Compensation, page 95

1.	We note your response to comment 4, and your amended disclosure in your Summary Compensation Table on page 95. Please amend the disclosure in the rest of your Executive Compensation section to include the required information for your last completed fiscal year. In this regard, please amend your "Equity Incentive Plans," "Outstanding Equity Awards at Fiscal Year End," and "Non-Employee Director Compensation" disclosures to include information for your fiscal year ended December 31, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 98 through 99.

Notes to Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page F-35

As comments 2 through 8 are related to our revenue recognition policy, we would like to further clarify portions of our process, procedures, and policy to the Staff in this overview and then provide the details requested as related to each comment.

Three major steps exist in the specimen procurement process:

•	Collection - “Collection” is when the specimen has been removed, or “collected” from the patient or donor. Specimens may be collected by our suppliers for a particular Company order (“custom collections”), for clinical purposes (“remnant specimens”), or collected and banked by suppliers for some future unspecified research use (“banked specimens”). The supplier has control of the specimen after it has been collected but before it has been assigned to the Company.
•	Assignment of a specimen to the Company – A collected specimen that meets the Company’s requirements for a specific order (either because the specimen was collected specifically for the Company or because it was previously collected for clinical care or unspecified research use) is assigned to the Company when the supplier has validated the specimen is available and meets the Company’s requirements. The Company has control of the specimen after it has been assigned to the Company by the supplier and before it has been accessioned.
•	Accession - Once the Company has validated that a specimen assigned to the Company by the supplier meets a customer’s order requirements, the associated data is registered and assigned in the iSpecimen Marketplace to a particular customer order and the specimen is considered accessioned. The customer has control of the specimen once it has been accessioned.

We have concluded that we act as principal in the arrangement as we manage the procurement process from beginning to end and determine which suppliers will be used to fulfill an order, usually take physical possession of the specimens, set prices for the specimens, and bear the responsibility for customer credit risk.

We recognize revenue over time, as we have created an asset with no alternative use and we have an enforceable right to payment for performance completed to date. We use an output method to recognize revenue for specimens with no alternative future use. The output is measured based on the number of specimens accessioned.

2.	We note your response to our prior comment number 6. Your response letter dated December 31, 2020 stated, “The hold was specifically related to circumstances whereby the supplier was not able to process the specimens due to COVID-19 shutdowns.” However, in your current response you state, “The customer requested the supplier to hold portions of the order at the supplier location, as the customer did not have available storage space in its facility to store the specimens before using the specimens for their intended use.” These appear to be two entirely different sets of circumstances. Please tell us if you had more than one bill and hold transaction. If not, please tell us how the circumstances surrounding the reason for the bill and hold transaction changed. Please also tell us when this order was placed by the customer, when the customer requested the supplier to hold portions of the order at the supplier location, how this request was communicated to the supplier (i.e., directly or through the Company), and when this order was shipped by the supplier.

Response:     We would like to further clarify to the Staff our evaluation of this transaction in accordance with our revenue recognition policy and then provide the details requested related to this transaction.

Additional Analysis

As detailed further in our response to Comment #3, the Company recognizes revenue when a specimen is accessioned as that is when control of the specimen transfers to the customer and the Company satisfies its performance obligation. The Company, however, typically does not invoice the customer until specimens ship, unless the Company enters into a separate arrangement with the customer, as was done with the customer referenced in this response. The specimens in question, which were originally evaluated as a “bill and hold” transaction, were accessioned during the first quarter of 2020 and the related revenue and costs of revenue were recognized. While we originally evaluated the guidance in ASC 10-55-83 (which is predicated on a point-in-time model in accordance with ASC 10-25-30) due to the unusual nature of the request from our customer, we did not need to as our revenue recognition is pursuant to an over-time model in accordance with ASC 606-10-25-27 (c). We acknowledge that our disclosure in the September 30, 2020 interim condensed financial statements was not needed and have not included this disclosure in the December 31, 2020 financial statements.

Requested Background of Transaction

The customer submitted a purchase order to the Company on December 12, 2019 and requested that the specimens be shipped to the customer’s third-party sequencer on its behalf. The purchase order was comprised of thousands of specimens, and the Company expected that the specimens would be delivered to the customer in multiple batches. The first three batches were accessioned and sent to the third-party sequencer in late December 2019 and early January 2020 (not part of the specimens initially evaluated).

Later in January 2020, when our supplier site was ready to send the final four batches, the customer requested that these specimens be held at the supplier because their third-party sequencer would no longer receive specimens on behalf of the customer, as the customer’s contract with the third-party sequencer had not yet been executed. The customer also did not have capacity to receive and store the specimens at their own facility.

In February 2020, when the customer still had not finalized their contract with the third-party sequencer, the Company began negotiating a formal amendment to the purchase order to address payment and timing of shipment for the four remaining batches that were being held on the customer’s behalf.

In March 2020, the supplier, due to COVID-19 could no longer ship the held specimens until it could resume operations in the future.

Once the supplier resumed operations, during the latter part of the second quarter of 2020, the specimens were shipped to the third-party sequencer. All shipments were completed before the end of the second quarter of 2020.

3.	We note your response to our comment number 7. You state that your customers obtain control of a specimen when a specimen is accessioned. As the supplier is responsible for collection of the specimen and has physical possession of the specimen prior to accession, it appears the supplier may control the specimen prior to accession. Given this, please tell us why you believe you control the specimen prior to it being accessioned. In your response, specifically address who has inventory risk prior to accession and what discretion you and your suppliers have over pricing. Refer to ASC 606-10-55-39.

Response:     To determine when the Company’s supplier has control of a specimen and when this control transfers to the Company, we examined the relationship and contracts between the Company and its suppliers and evaluated who has control of the specimen from the time it was collected (i.e. removed from a patient) through accessioning, when control transfers to the customer.

We concluded that the Company has control over the specimen after the specimen has been created (i.e. collected), verified to meet the Company’s specification(s), and assigned to the Company by the supplier and before it is accessioned.

The assignment of the specimen to the Company, is communicated to the Company when the supplier provides the Company with data about the assigned specimen. With the assignment of the specimen by the supplier to the Company, the supplier’s performance obligation is satisfied. The supplier has created an asset on the Company’s behalf; the asset generally has no alternative use to the supplier; the supplier has an enforceable right to payment for the specimens assigned should the Company cancel the contract; and the Company has the ability to direct the use of the specimens. As the supplier has an enforceable right to payment for performance completed to date, the Company essentially receives the benefits of the supplier’s performance and therefore obtains control of the goods or services as the supplier performs. So, in accordance with ASC 606 10-25-27(c), the Company controls a specimen after collection and assignment to the Company by the supplier and before the specimen is accessioned.

We have concluded that the supplier has control of the specimen after it has been collected but before the supplier has assigned it to the Company, the Company has control of the specimen after it has been assigned to the Company but before the specimen has been accessioned, and the customer has control of the specimen once it has been accessioned as follows:

The Company also considered the following guidance in ASC 606-10-55-39 to determine whether the Company controls the specified good or service before it is transferred to the customer (and therefore is a principal). In this guidance, the Company weighted a. and c. more heavily as we recognize revenue overtime and b. (inventory risk) less heavily, due to how quickly the transfer of control to each party that takes place and that the transactions are supported by an existing customer order. We do acknowledge that the supplier also has some inventory risk.

The three elements were evaluated:

a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

In accordance with ASC 606-10-55-39(a), the Company is responsible for procuring a specimen from a supplier meeting the requested specifications. The Company’s performance obligation is satisfied when a specimen is accessioned. The Company also has the responsibility to ensure that all specimens meet customer specifications, as detailed within the purchase order, and the Company has the primary responsibility to ensure that customer issues are remedied if there are customer returns or issues with products delivered to the customer. The supplier is acting on behalf of the Company’s direct instructions and has no direct knowledge of the customer nor its use for the specimen, and the customer does not know which supplier the specimen was sourced from.

b. The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

In our previous response to the Staff we had indicated that in the majority of the customer orders, we do not take physical possession of the specimens. However, in this response we would like to clarify that in the majority of the cases, the Company does receive specimens before shipping them to a customer. In 2020 and 2019, approximately 60% and 80%, respectively, of specimens shipped to customers were shipped to the Company first, before being shipped to customers. Direct shipments from suppliers to customers (40% in 2020 and 20% in 2019) generally occur when specimens must be delivered directly to the customer within a short time period (less than 24 hours after collection) or when shipping to the Company is not feasible or desired (e.g. during 2020 with COVID-19 positive specimens, where we wanted to limit specimen handling).

We generally do not procure specimens ahead of receiving a purchase order for them, nor do we generally invest in the creation and maintenance of any Company-controlled inventory from which future purchase orders may be fulfilled. We have considered when the Company does take physical possession and when it does not, and have determined that during the period when the Company has control of a specimen, the Company has inventory risk. The Company controls a specimen, from the time that a specimen is assigned by the supplier to the Company to when the specimen is accessioned.

We have also considered our returns policy and because the Company performs various procedures such as validating, registering and assigning the specimen to the customer during the accessioning process, the Company believes that, in effect, the customer has accepted the specimen at accession, and the revenue can be recognized as specimens are accessioned. Customers accept 97-100% of all accessioned and shipped specimens, depending upon the type (banked, clinical remnants, custom collections).

Due to the relatively brief amount of time that the Company has this inventory risk and the volume of specimens in process on a given day, the Company’s inventory is immaterial for presentation and disclosure within the financial statements.

Specimens Shipped to the Company from a Supplier

As mentioned, in 2020 and 2019, approximately 60% and 80% of specimens, respectively, were shipped from suppliers to the Company before being shipped to a customer by the Company. In 2020, of the approximately 60% of specimens shipped from the supplier to the Company, approximately 78% of these were accessioned while still at the supplier site and 22% were accessioned while at the Company. In 2019, of the approximately 80% of specimens shipped from the supplier to the Company, approximately 84% of these were accessioned while still at the supplier site and 16% were accessioned while at the Company.

For a specimen that is accessioned while at the supplier site and then shipped to the Company, the period of time after the supplier assigns a specimen to the Company (when control has transferred to the Company) and when the specimen is accessioned is nominal, generally the same day and the Company’s accounting records do not reflect these specimens as inventory. The Company does realize that when the supplier ships a specimen to the Company, that has been accessioned while at the supplier site, the Company does have a custodial risk for the specimen while the Company has custody of the specimen, from when the specimen is shipped by the supplier to the Company and until the Company ships it to the customer, as legal title does not pass to the customer until the specimen is shipped to the customer. However, as the Company has already recognized the revenue and the matching cost of revenue for the specimen, the Company does not recognize inventory in its accounting records for such specimens in the custody of, but not in the control of, the Company.

For a specimen that is shipped to the Company and is then accessioned while at the Company’s site, the period of time after the supplier assigns a specimen to the Company (when control has transferred to the Company) and when the specimen is accessioned averaged two days in 2020. The Company accounts for such specimens as inventory upon shipment from the supplier, since the assignment of the specimen to the Company generally occurs at shipment for these specimens. The amount of such inventory is not material due to the limited volume of specimens accessioned while at the Company site and the short period of time that the Company has control of that inventory. The Company had, as of December 31, 2020 and 2019, approximately $14,000 and $6,000, respectively, of inventory related to specimens that were not yet accessioned while at the Company site. These amounts have been reflected on the balance sheets as a component of other current assets.

For specimens shipped from the supplier to the Company, regardless of when the specimen was accessioned, the specimens are generally re-labeled and/or repackaged (e.g. accumulating accessioned specimens for delivery from multiple suppliers) before shipping to the customer. The activities performed at the Company are considered to be perfunctory and part of the fulfillment process and not a separate performance obligation.

Specimens Shipped to the Company’s Customer Directly from a Supplier

For specimens direct shipped to the customer, the Company considered ASC 606-10-25-25, which states:

Goods and services are assets, even if momentarily, when they are received and used (as in the case of many services). Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.

In 2020 and 2019, approximately 40% and 20% of specimens, respectively, were shipped directly from the supplier to a Company customer. For a specimen that is shipped to a customer directly from a supplier, the period of time after the supplier assigns a specimen to the Company (when control has transferred to the Company) and when the specimen is accessioned is nominal, generally the same day. While the Company has control of the specimen, it does have inventory risk. However, the Company’s accounting records do not reflect these specimens as inventory nor does the Company have any custodial risk for these specimens.

c. The entity has discretion in establishing the prices for the specified goods or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

In accordance with ASC 606-10-55-39(c), the Company has full discretion in establishing the prices that its customers pay for a specimen. The Company has complete pricing freedom to set the pricing and margin at which a specimen is sold to the end customer. Moreover, the Company bears credit risk because regardless of whether the Company gets paid by its customers, it still owes its suppliers for specimens that transfer control to the Company. The Company pays suppliers for collecting specimens, based upon various models that are separately negotiated with the suppliers. The supplier has no discretion over pricing to the customer. Customer pricing is at the sole discretion of the Company.

In consideration of the guidance at ASC 606-10-55-39 and the Company’s over time revenue recognition policy in accordance with ASC 606-25-27(c), the Company has concluded that it controls the specimen after it has been assigned to the Company but before the specimen has been accessioned. Additionally, the Company is primarily responsible for fulfilling the promise to procure a specimen for a customer, and in certain situations has inventory risk before control of the specimen is transferred to a customer, bears the risk of returns, and the Company has full discretion in establishing the price for a specimen.

4.	You previously stated that the “The third-party suppliers’ only responsibility is to provide the specimen at the Company’s direction, and do not have any additional responsibilities to fulfill the contract other than collecting the specimens in accordance with the Company’s instruction and direction.” You also state that “At the time the specimen is accessioned, we have satisfied our performance obligation.” If the third party suppliers are responsible for both collecting and providing the specimen to the customer, please tell us your performance obligations to the customers.

Response:      The Company generates revenue by procuring specimens from hospitals, laboratories, and other supply sites, all part of our supplier network, for our medical research customers using our proprietary software, the iSpecimen Marketplace, to identify, locate and validate the required specimens.

The Company’s performance obligation is to procure a specimen meeting the customer specification(s) from a supplier, on a “best efforts” basis, for our customer at the agreed price per specimen as indicated in the customer contract with the Company. The Company’s suppliers, in turn, have a performance obligation to provide specimens meeting the Company’s specification(s) on a “best efforts” basis at the agreed price per specimen as indicated in the Company contract with the supplier.

Typically, once the Company receives a purchase order from a customer, the Company searches its supplier network to locate research subjects and specimens per the request on the customer’s purchase order. Specimen collections occur at supplier sites by a supplier. The supplier provides a unique specimen (e.g. either a banked, clinical remnant or custom collection specimen) per the criteria indicated by the Company. Accessioning occurs while the specimen is at either at the supplier or at the Company. The Company has the responsibility for validating that the specimen meets the requirements of the purchase order submitted by the customer.

We have concluded that we act as principal in the arrangement with our customers. All customer contracting, compliance management, order set up and management, searching and fulfillment of the order and financial transaction management happens via the Company.

We determine which suppliers will be used to fulfill on order. The Company works solely with the supplier sites for each customer order and our customers do not interact with supplier sites. Generally, supplier sites do not know who the customers are, except when specimens are shipped directly to the customer, nor do customers know who the supplier sites are or from where their specimens originated.

A specimen is shipped to the customer directly from (1) a supplier site, or (2) to the Company’s location. Most specimens (approximately 60% in 2020 and 80% in 2019) are shipped to the Company. Specimens shipped to the Company are re-labeled and/or repackaged (e.g. accumulating accessioned specimens for delivery from multiple suppliers) before shipping to the customer. These activities performed at the Company are considered to be perfunctory and part of the fulfillment process and not a separate performance obligation.

5.	You also previously stated that "The Company has the right to direct when, how, and where the specimens are sourced and ultimately delivered to the customer, as the Company has the primary responsibility to fulfill the customer contract." Please further clarify to us your basis as to how you have the right to direct when, how, and where the specimens are sourced and ultimately delivered to the customer.

Response:      The nature of the requested specimen and scope of the purchase order determines when, how and where the Company sources the specimens to customers, in accordance with the unique customer specifications.

The Company derives its revenue by procuring human specimens from its healthcare provider network for our research customer base. Specimens may already exist in laboratories or biobanks across our supplier network (as “clinical remnant” or “banked” samples), or if a specimen that meets the customer’s requirements does not exist, then the specimen will need to be collected prospectively to specification by personnel within healthcare providers or commercial specimen providers in our supplier network (as prospectively “custom collection” samples).

We generally operate in a “just in time” fashion, meaning we procure specimens from our suppliers only after we obtain a purchase order from the customer, which is an essential component of the contract. We generally do not procure specimens ahead of receiving a purchase order for them, nor do we generally invest in the creation and maintenance of any Company-controlled inventory for future sale or from which future purchase orders may be fulfilled.

Once a purchase order is received, we have the ability to procure the specimens from one or more suppliers in our network. The customer does not choose the supplier from whom the specimens are obtained. The Company is free to work with whichever suppliers the Company feels are best able to fulfill the order. The supplier’s performance obligation is to provide specimens to the Company per the criteria indicated by the Company’s order with the supplier. The Company has contracts directly with suppliers for sourcing specimens to the Company. In all situations, the customer does not control which supplier the Company selects to source the specimens.

The supplier provides a unique specimen (e.g. either a banked, clinical remnant or custom collection specimen) per the criteria indicated by the customer. The Company has the responsibility for validating that the specimen meets the requirements of the purchase order submitted by the customer.

As described in the response to comment #3 above, a specimen is generally delivered to a customer after the specimen has been validated, registered and assigned in the iSpecimen Marketplace to a particular customer order (i.e., accessioned once the customer specifications for the specimen are validated). Additionally, the contractual purchase terms, between the Company and a customer indicates that all specimens are shipped in accordance with Incoterms 2010 FCA. Shipments may be insured for their value. Shipping and any insurance costs are the responsibility of the customer and they provide instructions for such. The customer may supply its own carrier account number for direct billing of shipping and insurance costs or the Company may bill the customer directly for shipping and insurance costs.

Based on the analysis and discussion above, the Company concluded that it has the right to direct when, how, and where the specimens are sourced to the customer.

6.	You previously stated that “The Company has full discretion in establishing pricing for the specimen(s) and negotiates fees from its customers and bears credit risk in the sales arrangements.” On page 72 you state, “We are flexible and allow our suppliers to work with us using a number of revenue share constructs, including a fixed percent revenue share arrangement (whereby we share a fixed percentage of the revenue back with them), a fixed pricing schedule (whereby they set their pricing per specimen type), or on a project-based pricing (whereby the supplier site sets fees on a per project basis).” Please advise as to how you determined you have full discretion in establishing the pricing for specimens. Additionally, please further explain to us what you meant by you negotiate fees from customers.

Response:       The Company negotiates with customers and suppliers independently of each other. Within the Company, there are separate teams that work with the supplier, the supply development group, and with the customer, the marketing and sales group, in the development of relationships and contract negotiations.

This results in a difference between how customer ( i.e., what a customer pays the Company) and supplier (i.e., what the Company pays the supplier) pricing is determined and how contracts are negotiated.

The Company pays suppliers based upon various models (percentage of revenue, fixed price or project based as described below) for collecting the specimens. The Company generally has the following types of pricing arrangements with its suppliers:

-	Percentage of revenue – The Company pays the supplier a fixed percentage of the Company’s charges to the customer per specimen;
-	Fixed pricing – The Company pays the supplier a fixed amount per specimen based on a fixed price list; or
-	Project-based pricing – The supplier and the Company agree on a price based on the specific terms of the project.

The Company has full discretion in establishing the prices that its customers pay to the Company for a specimen, regardless of the pricing arrangement with its suppliers. Generally speaking, the Company charges what the market will bear (market prices) and has developed a price book that reflects this. For each project, the Company provides a customer with a quote for the price per specimen. The customer may request reduced fees (“negotiated fees”) in some circumstances, especially when the requested number of specimens is large.

7.	We note your statement that you believe that control transfers when a specimen has been accessioned, since in accordance with ASC 610-10-25-27(c), it is at this point you have created an asset without an alternative future use. Please further clarify for us how you created the asset. Additionally please clarify for us how you determined that the asset has no alternative future use.

Response:

Creation of an Asset

The Company has assessed whether it “creates an asset” in accordance with ASC 606-10-25-27 (c), “The entity’s performance does not create an asset with an alternative use to the entity (see paragraph ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph ASC 606-10-25-29).”

Basis for Conclusions of ASU 2014-09, par. BC 132 states:

BC132. The Boards observed that in some cases applying the criteria in paragraph 606-10-25-27(a) and (b) could be challenging. Consequently, the Boards developed a third criterion to help with the assessment of control. The Boards observed that this criterion may be necessary for services that may be specific to a customer (for example, consulting services that ultimately result in a professional opinion for the customer) but also for the creation of tangible (or intangible) goods.

The FASB defines an asset as:

Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

While the Company does not create specimens for their customers (i.e., collect and process the specimens), our suppliers create assets at our direction based on our contracts with them or re-purpose or re-direct on asset they previously had created (remnants or banked specimens) based solely on our direction for them to do so. The Company’s performance obligation to procure specimens based on specific customer requirements is akin to creating a customer specific asset. This is especially applicable to custom collections when the asset (specimen) would not exist, had it not been for the Company’s performance obligation. It is also true for remnant specimens that would otherwise be discarded, had it not been for the Company’s performance obligation to transform the specimen for research and for banked specimens, when they require additional processing. Once a specimen is assigned by the supplier to the Company, the Company obtains control of the specimen, along with the future benefits of the procured specimen for the customers, for a reasonable profit margin.

The Company further evaluated the guidance from 2016 FASB TRG Meeting Agenda Paper No. 56, in which FASB TRG members generally agreed that when an entity evaluates whether its performance creates an asset with no alternative use, it should consider the completed asset that will be transferred to the customer (i.e., whether it could sell the raw materials or work in process to another customer is not relevant). This conclusion is supported by the Board’s comment in the Basis for Conclusions of ASU 2014-09 (BC 136) “that an entity should consider the characteristics of the asset that will ultimately be transferred to the customer.”

The Company also considered Basis for Conclusions of ASU 2014-09, par. BC 135, in its evaluation of whether the Company creates an asset. BC 135 states:

Conversely, when an entity creates an asset that is highly customized for a particular customer, the asset would be less likely to have an alternative use. This is because the entity would incur significant costs to reconfigure the asset for sale to another customer (or would need to sell the asset for a significantly reduced price). In that case, the customer could be regarded as receiving the benefit of that performance and, consequently, as having control of the goods or services (that is, the asset being created) as the performance occurs. (However, an entity would also need to consider whether a right to payment exists to conclude that control transfers over time, see paragraphs BC142–BC148.)

When procuring specimens to provide to the customer, the Company first looks to its supplier network to see if any supplier has specimens meeting criteria in their possession (i.e., either banked specimens or clinical remnant specimens). If a specimen that meets the customer’s requirements does not exist in the Company’s supplier network, the Company will arrange for a custom collection, specifically for that customer’s order.

Based on the above, and the guidance at BC. 132, the Company has determined that procuring specimens meeting customer specifications is akin to “creating an asset,” as the Company considers the specimen in its final state for transfer to the customer to be “highly customized for a particular customer”. Because each order has unique specification(s), an order cannot readily be repurposed into other customer orders, and the Company in effect, is creating an asset with no alternative future use at the request of the customer in order to fulfill the customer’s order.

Evaluation of Alternative Future Use

Next, we examined whether this asset has an alternative use. ASC 606-10-55-8 states:

In assessing whether an asset has an alternative use to an entity in accordance with paragraph 606-10-25-28, an entity should consider the effects of contractual restrictions and practical limitations on the entity’s ability to readily direct that asset for another use, such as selling it to a different customer. The possibility of the contract with the customer being terminated is not a relevant consideration in assessing whether the entity would be able to readily direct the asset for another use.

For this criterion, we examined paragraphs: ASC 606-10-55-9 on contractual restrictions and ASC 606-10-55-10 on practical limitations of readily directing the asset for another use.

Generally, there are no contractual restrictions that limit the movement of specimens from one order to another. However, there are practical limitations to the re-use of specimens as they are unique and specific to each customer order. While our contracts do not specifically preclude us from repurposing a specimen from one order into another, practically-speaking, when a specimen is accessioned into a customer order and assigned to the customer, they are then expecting that specimen to be delivered per their instructions. Therefore, there are limitations on repurposing specimens based upon customer relationships. Additionally, the Company does have practical limitations on repurposing specimens procured for one order and providing them as part of another order. Generally, this practice rarely occurs because given the specificity of specimen requests, the chance that two requests match up which would allow the repurposing of specimens into an alternative order is very low.

Next, we examined ASC 606-10-55-10 and the Basis of Conclusions of ASU 2014-09 BC 136 to assess practical limitations on directing assets to another use.

BC 136 indicates:

In assessing whether the asset has an alternative use, the entity would need to consider practical limitations and contractual restrictions on directing the asset for another use. In determining whether the entity is limited practically from directing the asset for another use, the Boards decided that an entity should consider the characteristics of the asset that will ultimately be transferred to the customer. This is because, for some assets, it is not the period of time for which the asset has no alternative use that is the critical factor in making the assessment but, instead, whether the asset that is ultimately transferred could be redirected without a significant cost of rework. This may occur in some manufacturing contracts in which the basic design of the asset is the same across all contracts, but the customization is substantial. Consequently, redirecting the asset in its completed state to another customer would require significant rework.

The Company would incur significant economic losses to direct the specimen for another use (e.g., for another customer order). A significant economic loss would arise because the Company would generally be forced to write-off the cost of specimens because we would not be able to sell the specimen to another customer, as described above. Even though some specimens are “banked” at a supplier site, specimens sourced from these supplier sites are still considered to have no alternative future use by the Company, once assigned to a specific customer order, because we cannot anticipate our ability to re-sell these specific specimens in the future.

Overall, and based on unique facts, the Company has determined that generally specimens accessioned under the Company’s contracts should not be considered to have an “alternative use” to the Company. The Company also considered the discussion related to no alternative future use as further discussed in paragraphs ASC 606-10-25-28 and determined that the Company would be limited practically from readily directing the assets in their completed state for another use due to specific requirements of the specimens ordered by customers. Further, the assessment of no alternative future use is made by the Company at contract inception based on the Company’s past experience in procuring specimens.

Evaluation of Enforceable Right to Payment

Finally, to fully satisfy the criterion described in ASC 606-10-25-27(c), an entity must also have an enforceable right to payment for performance completed to date under a contract.

ASC 606-10-55-12 states:

An entity’s right to payment for performance completed to date need not be a present unconditional right to payment. In many cases, an entity will have an unconditional right to payment only at an agreed-upon milestone or upon complete satisfaction of the performance obligation. In assessing whether it has a right to payment for performance completed to date, an entity should consider whether it would have an enforceable right to demand or retain payment for performance completed to date if the contract were to be terminated before completion for reasons other than the entity’s failure to perform as promised.

The payment terms of the Company’s contracts with its customers are for a fixed price (per specimen) upon delivery of the specimen. However, we have examined this aspect of the criterion considering both the cancellation terms and right to payment in accordance with our contracts. The Company also considered the guidance in Basis of Conclusions of ASU 2014-09 BC 142, BC 143, BC 145, and BC 146 in its determination of whether the Company has an enforceable right to payment for assets created without an alternative future use to the Company. The Company concludes that we are entitled to an enforceable right to payment for performance completed to date if the purchase order is cancelled by the customer in accordance with the below guidance.

BC 142 indicates, in part:

There is a link between the assessment of control and the factors of no alternative use and a “right to payment.” This is because if an asset that an entity is creating has no alternative use to the entity, the entity is effectively constructing an asset at the direction of the customer. Consequently, the entity will want to be economically protected from the risk of the customer terminating the contract and leaving the entity with no asset or an asset that has little value to the entity.

BC143:

The Boards intended the term right to payment to refer to a payment that compensates an entity for its performance completed to date rather than, for example, a payment of a deposit or a payment to compensate the entity for inconvenience or loss of profit. This is because the underlying objective of the criterion is to determine whether the entity is transferring control of goods or services to the customer as an asset is being created for that customer. Consequently, assuming there is rational behavior and that there are no broader perceived economic benefits that might exist outside the scope of the contract with the customer, the entity would only agree to transfer control of the goods or services to the customer if the entity is compensated for the costs associated with fulfilling the contract and it receives a profit margin that includes a return on those costs.

BC145:

In addition, the Boards clarified that an entity need not have a present unconditional right to payment but, instead, it must have an enforceable right to demand and/or retain payment for performance completed to date if the customer were to terminate the contract without cause before completion. For example, consider a consulting contract in which the consulting entity agrees to provide a report at the end of the contract for a fixed amount that is conditional on providing that report. If the entity were performing under that contract, it would have a right to payment for performance completed to date if the terms of the contract (or other law) require the customer to compensate the entity for its work completed to date if the customer terminates the contract without cause before completion. The Boards clarified this notion because the contractual payment terms in the contract might not always align with the entity’s enforceable rights to payment for performance completed to date.

BC146:

A few respondents asked whether a 100 percent nonrefundable upfront payment would meet the “right to payment for performance completed to date” criterion (that is, because a 100 percent payment would at least compensate the entity for work completed to date throughout the contract).

The Boards decided that that type of payment would meet that criterion if the entity’s right to retain (and not refund) that payment would be enforceable if the customer terminated the contract. Furthermore, the Boards noted that the right to payment should be enforceable; otherwise, it is questionable whether the entity actually has a right to payment. Consequently, the Boards included the factors in paragraph 606-10-55-14 to help an entity determine whether the right to payment would be enforceable.

The FASB TRG No.56 also discusses the linkage among right to payment, measure of progress and the timing of the customization of a good. For example, the FASB TRG noted an entity may not always have an enforceable right to payment at contract inception, such as when an entity is producing standard goods (i.e., inventory) that may be customized for a customer toward the end of the production process. FASB TRG members generally agreed that an entity should consider whether it has an enforceable right to payment related to its performance completed to date.

If the entity’s performance obligation is to customize its standard goods for a customer, FASB TRG members generally agreed that an entity would evaluate whether it has an enforceable right to payment starting at the point that the entity begins to satisfy the performance obligation to customize the goods for the customer. That is, because the right to payment is for performance completed to date, that performance should coincide with how an entity defines the nature of its performance obligation and its measure of progress toward satisfaction of that performance obligation.

The Company has a right to payment for a specimen (full specimen price) if the customer cancels an order after the specimen has been collected and assigned to a customer order and before the specimen is shipped to the customer, meaning that the Company is protected from the risk of the customer terminating the contract and leaving the Company with an asset that could not be easily directed to another customer (as practically, the specimen has no alternative use to the Company). Therefore, the Company is deemed to have an enforceable right to payment for performance completed to date.

The Company applies the practical expedient for shipping and handling activities as fulfillment cost rather than a separate performance obligation. As a practical standpoint, the Company generally invoices the customer for the specimen at the time of shipment.

8.	Please tell us whether you believe revenue should be recognized at a point in time or over time for your performance obligations. If at a point in time, provide us your analysis of each of the indicators of the transfer of control in ASC 606-10-25-30 as of accession (i.e., at the point when you believe the customer has obtained control of a specimen).

Response:      The Company believes it should be recognizing revenue over time, in accordance with ASC 606-10-25-27(c) as we have created an asset with no alternative use to the Company and that we have an enforceable right to payment for performance completed to date.

The Company’s evaluation of the guidance in ASC 606-10-25-27 (c) stringently focused on: (1) whether the Company’s performance obligation (procuring a specimen meeting the customer specification(s) from our supplier, on a “best effort” basis, to our customer at the agreed price per specimen as indicated in the customer contract) truly “creates an asset,” (2) whether or not the asset created (i.e., the specimen) has an “alternative use,” and (3) whether or not the Company has an enforceable right to payment for performance completed to date under its contracts. Please see our response to Comment # 7.

In arriving at our revenue recognition conclusion, the Company reviewed and considered paragraphs 606-10-25-23 through 25-30 to determine whether each performance obligation is satisfied at a point in time or over time and paragraphs 606-10-25-31 through 25-37 in order to measure progress toward complete satisfaction of those performance obligations determined to be satisfied over time, where applicable.

The Company also considered the guidance at ASC 606-10-55-17, which states,

Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. Output methods include methods such as surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units produced or units delivered. When an entity evaluates whether to apply an output method to measure its progress, the entity should consider whether the output selected would faithfully depict the entity’s performance toward complete satisfaction of the performance obligation. An output method would not provide a faithful depiction of the entity’s performance if the output selected would fail to measure some of the goods or services for which control has transferred to the customer. For example, output methods based on units produced or units delivered would not faithfully depict an entity’s performance in satisfying a performance obligation if, at the end of the reporting period, the entity’s performance has produced work in process or finished goods controlled by the customer that are not included in the measurement of the output.

The Company believes that an output method of when a specimen is accessioned, provides a faithful depiction of the transfer of value to the customer. Further, if the Company applied an output later in the fulfillment process (i.e. specimens shipped) that would not be accordance with ASC 606-10-55-17, as this paragraph states that the use of an output would not provide a faithful depiction of the entity’s performance if control has already transferred to the customer.

In establishing its revenue policy, the Company considered the criterion in ASC 606-10-25-30 (para. a through e) to evaluate when and how the customer obtains control of the specimens. While we do not believe control transfers at a point in time, we reviewed this guidance in further consideration of how control transfers to the customer and noted that control, even under point in time guidance, transfers to a customer when specimens are accessioned to a customer.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Christopher Ianelli

Christopher Ianelli, Chief Executive Officer

cc: Lijia Sanchez, Esq.